Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES

The board of directors of PetroChina Company Limited (PetroChina) is pleased to announce that on 24 May 2009, PetroChina International (Singapore) Pte. Ltd. (the Offeror), an indirectly wholly owned subsidiary of PetroChina, entered into a conditional sale and purchase agreement (the Sale and Purchase Agreement) with Keppel Oil and Gas Services Pte. Ltd. (the Vendor) for the sale by the Vendor and purchase by the Offeror of 234,522,797 shares (the Sale Shares) in the issued and paid up capital of Singapore Petroleum Company Limited (the Target), representing approximately 45.51% of the issued share capital of the Target (excluding treasury shares) as at the date of this announcement (the Acquisition), in consideration of cash payment of S$6.25 per Sale Share (approximately HK$33.60), the total amount of which being approximately S$1.47 billion (approximately HK$7.88 billion).
Subject to the completion (the Completion) of the Acquisition upon fulfilment of the condition precedent in the Sale and Purchase Agreement (the Pre-Condition), in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers (the Code), the Offeror is required and intends, on Completion, to make a mandatory general cash offer (the Offer) for all the issued and paid up ordinary shares in the capital of the Target other than those already owned, controlled or agreed to be acquired by the Offeror and its concert parties (the Offer Shares). Further announcements in relation to the Offer will be made by PetroChina as and when appropriate.
This announcement is made pursuant to Rules 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and each of the applicable percentage ratios for the Acquisition is less than 5% for PetroChina.
The Acquisition
The board of directors of PetroChina is pleased to announce that on 24 May 2009, the Offeror entered into the Sale and Purchase Agreement with the Vendor for the sale by the Vendor and purchase by the Offeror of 234,522,797 shares in the issued and paid up capital of the Target, representing approximately 45.51% of the issued share capital of the Target (excluding treasury shares) as at the date of this announcement, in consideration of cash payment of S$6.25 per Sale Share (approximately HK$33.60), the total amount of which being approximately S$1.47 billion (approximately HK$7.88 billion).
Pre-conditional Mandatory General Cash Offer
Subject to the Completion, in accordance with the Securities and Futures Act of Singapore and the Code, the Offeror is required and intends, on Completion, to make a mandatory general cash offer for the Offer Shares.
If and when the Pre-Condition is fulfilled and the Completion occurs, Deutsche Bank AG, Singapore Branch (Deutsche Bank), for and on behalf of the Offeror, will immediately announce in Singapore the firm intention on the part of the Offeror to make the Offer (the Formal Announcement) in accordance with the Securities and Futures Act of Singapore and the Code. The formal offer document setting out the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance of the Offer will be despatched to holders of the Offer Shares not earlier than 14 days and not later than 21 days of the Formal Announcement.
However, if the Pre-Condition is not fulfilled by 24 July 2009 (or such other date as the Vendor and Offeror may agree in writing) and the Completion does not occur, the Offer will not be made and Deutsche Bank will issue an announcement in Singapore in accordance with the Securities and Futures Act of Singapore and the Code confirming the fact as soon as reasonably practicable.
Further announcements in relation to the Offer will be made by PetroChina as and when appropriate.
Pre-Condition
It is a pre-condition to the making of the Offer that the Acquisition is completed upon the Offeror’s receipt of such approvals and consents as may be required by the Offeror from any relevant authority (including relevant authorities of the People’s Republic of China) having jurisdiction over the Offeror and/or the transactions described or contemplated in the Sale and Purchase Agreement on or before 24 July 2009 or such other date as the Vendor and the Offeror may agree in writing.
Information on the Offeror
The Offeror is a private company limited by shares incorporated in Singapore on 14 October 2004. It is a wholly owned subsidiary of PetroChina International Co., Ltd, which is in turn wholly owned by PetroChina, a joint stock company with limited liabilities incorporated under the laws of the People’s Republic of China, securities of which are listed on the Hong Kong Stock Exchange, Shanghai Stock Exchange and New York Stock Exchange. The Offeror has an issued and paid up share capital of S$7,666,483 (approximately HK$41,205,046) comprising 7,666,483 ordinary shares as at the date of this announcement.
The Offeror’s principal activities are trading in physical crude oil, refined oil products (gasoline, gasoil, jet fuel, naphtha and fuel oil) and petrochemicals, and investment in a storage facility. Its main markets include Indonesia, Vietnam, Singapore, China and South Korea.

PetroChina is one of the largest oil and gas companies in the world. PetroChina is engaged in a broad range of oil and natural gas activities including the exploration, development, production and marketing of crude oil and natural gas; refining, transportation, storage and marketing of crude oil and oil products; production and marketing of primary petrochemical products, derivative chemical products and other chemical products; and transportation of natural gas, crude oil and refined products, and marketing of natural gas.
China National Petroleum Corporation (CNPC) is the parent company of PetroChina and is a Chinese state-owned company. CNPC is an integrated energy corporation with businesses covering petroleum exploration and production, natural gas production and pipeline transportation, refining and marketing of crude oil and oil products, oilfield services, engineering construction, petroleum equipment manufacturing, as well as capital management, finance and insurance services.
Information on the Target
Listed on the Singapore Stock Exchange, the Target is a regional energy company with interests in petroleum refining and marketing and in oil and gas exploration and production. As of 22 May 2009, the Target had a market capitalisation of approximately S$2.6 billion (approximately HK$14.1 billion). According to the audited consolidated financial report of the Target for the financial year 2008, as of 31 December 2008, the total assets of the Target was approximately S$3.4 billion (approximately HK$18.2 billion) and the net assets was approximately S$1.7 billion (approximately HK$9.1 billion). The Target reported approximately S$11.1 billion (approximately HK$59.8 billion) in revenue and approximately S$230 million (approximately HK$1.2 billion) in net profit in the financial year 2008. The Target has a 50% interest in Singapore Refining Company Private Limited, which owns a 285,000 barrel per day refinery and is one of the three major petroleum refiners in Singapore. The Target also has interests in oil and gas exploration and production properties in China, Indonesia, Vietnam, Cambodia and Australia and conducts terminalling and distribution and trading of crude and refined petroleum products.
The consideration of S$6.25 per Sale Share (approximately HK$33.60) represents:
•	a premium of approximately 24.0% over the last transacted price of S$5.04 (approximately HK$27.09) per share of the Target as quoted on the Singapore Exchange on 22 May 2009, being the last trading day prior to the date of this announcement (the Pre-Announcement Last Trading Day);

•	a premium of approximately 32.8% over the volume-weighted average price (the VWAP) of about S$4.71 (approximately HK$25.32) per share of the Target as quoted on the Singapore Exchange for the one-week period up to and including the Pre-Announcement Last Trading Day;

•	a premium of approximately 50.5% over the VWAP of about S$4.15 (approximately HK$22.31) per share of the Target as quoted on the Singapore Exchange for the one-month period up to and including the Pre-Announcement Last Trading Day;

•	a premium of approximately 89.2% over the VWAP of about S$3.30 (approximately HK$17.74) per share of the Target as quoted on the Singapore Exchange for the three-month period up to and including the Pre-Announcement Last Trading Day; and

•	a premium of approximately 120.4% over the VWAP of about S$2.84 (approximately HK$15.27) per share of the Target as quoted on the Singapore Exchange for the six-month period up to and including the Pre-Announcement Last Trading Day.
Reasons for the Acquisition and the Offer
The Offer, if made, is made in compliance with the Offeror’s obligations under Rule 14.1 of the Code. Assuming the Offer is made, the Offeror intends, as the new controlling shareholder of the Target, for the Target to become a platform for the implementation of the Offeror’s international strategy and to provide a broader foundation and stable path for development.
The Offeror presently has no intention to (i) introduce any major changes to the business of the Target, (ii) re-deploy the fixed assets of the Target, or (iii) discontinue the employment of the employees of the Target and its subsidiaries, save in the ordinary course of business. However, the directors of the Offeror retain the flexibility at any time to consider any options in relation to the Target and its subsidiaries which may present themselves and which they may regard to be in the interest of the Offeror.
This announcement contains translations between Singapore dollar and Hong Kong dollar amounts at S$1.00=HK$5.375, being the exchange rate prevailing on 22 May 2009. The translations should not be taken as a representation that the Singapore dollars could actually be converted into Hong Kong dollar at such rates or at all.

By order of the board of PetroChina Company Limited Li Huaiqi Secretary to the Board
Hong Kong, 24 May 2009
As at the date of this announcement, the board of directors of PetroChina Company Limited comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.

4